                                                                    EXHIBIT 4.11

                                                           [ENGLISH TRANSLATION]

           AGREEMENT ON PROVISION OF TRANSFERRED FACILITIES FOLLOWING
                            ASSET TRANSFER AGREEMENT

THIS AGREEMENT ON PROVISION OF TRANSFERRED FACILITIES FOLLOWING ASSET TRANSFER AGREEMENT (hereinafter referred to as "this Agreement") is made and entered into by and between Korea Thrunet Co., Ltd. (hereinafter referred to as "Thrunet") and Powercomm Co., Ltd. (hereinafter referred to as "Powercomm") in connection with the provision of transferred facilities for use in Thrunet's broadband Internet service as follows, in order to clearly perform the terms and conditions of the Asset Transfer Agreement (hereinafter referred to as "the Asset Transfer Agreement") that was made and entered into on July 31, 2002.

                                  July 31, 2002

[SEAL AFFIXED]

Korea Thrunet Co., Ltd.

1338-5 Seocho-dong, Seocho-gu, Seoul

CEO: Lee Hong-sun

[SEAL AFFIXED]

Powercomm Co., Ltd.

891 Daechi-dong, Gangnam-gu, Seoul

CEO: Seo Sa-hyun

     1.   USE OF TRANSFERRED ASSETS FOLLOWING THE TRANSFER OF THE ASSETS

          A. Upon completion of the transfer of the assets pursuant to the Asset Transfer Agreement, the initial term of this Agreement shall be 3 years from the effective date of the transfer, and the term of this Agreement shall be automatically extended for every 3 years on the same terms and conditions unless a party gives a written notice at least 3 months prior to the expiration date.

          B. In connection with the provision of the transferred assets under Clause A, Powercomm shall grant Thrunet exclusive rights of use for its broadband Internet access service from the effective date of transfer until December 31, 2002, provided, however, that for the Bucheon, Anyang and Ulsan areas, such rights of use shall be valid until October 31, 2002.

          C. The fees for the use of facilities under Clause A shall be applied as follows.

               (1) The usage fees for subscribers (approximately 275,000 ID) as of the effective date of the transfer of the HFC network shall be 20% of Thrunet's basic sales revenue (excluding
                    VAT) , and if the number of subscriber IDs exceeds the number of subscriber IDs as of the effective date of transfer, the fee shall be calculated by applying 17% of basic sales revenue (excluding VAT). However, if Thrunet wishes to amend the subscriber fees, it shall consult with Powercomm one month in advance, and in the event that such fees will be reduced by 5% or more in comparison to competing providers, Powercomm's consent shall be obtained.

               (2) The calculation of the usage fees for 1 year from the effective date of transfer of the HFC network shall be per ID monthly fees (excluding VAT) based on the cable TV broadcasting areas, and the usage fee is to be calculated by discounting 7% from the total amount as set forth below.

                    (A)  Up to 10,000 ID for each cable TV broadcasting area:
                         Won 5,500 won

                    (B) From the portion exceeding 10,000 ID to 15,000 ID for each cable TV broadcasting area: Won 5,250

                    (C) From the portion exceeding 15,000 ID to 20,000 ID for each cable TV broadcasting area: Won 5,000

                    (D) From the portion exceeding 20,000 ID to 25,000 ID for each cable TV broadcasting area: Won 4,750

                    (E) For the portion exceeding 25,000 ID for each cable TV broadcasting area: Won 4,500

* Example of fee application: In the event of 18,000 ID in one cable TV broadcasting area:

(a) Apply Won 5,500 up to 10,000 ID

(b) Apply Won 5,250 for 5,000 ID in excess of 10,000 ID to 15,000 ID

(c) Apply Won 5,000 for 3,000 ID exceeding 15,000 ID or more

(d) {[(a)+(b)+(c)] - [(a)+(b)+(c)]x7%} x VAT = Payment Amount

                    D. The usage fee under Clause C is immediately applicable from the effective date of transfer, and Thrunet shall submit to Powercomm a statement necessary for Powercomm to claim such fees based on the end of the applicable month, by the 10th day of the following month. Such fee shall be paid to Powercomm in cash by the end of the following month.

               2.   ALLOCATION OF FREQUENCY

                    A. Powercomm shall allocate the upstream and downstream bandwidth frequency to Thrunet in connection with the use of the transferred assets of Thrunet under Article 1.

                         (1)  Upstream Frequency

                              (A) Primarily 100 subscribers shall be accepted by 1.6 MHz bandwidth frequency, and Powercomm shall allocate 6 channels of 1.6 MHz from 20~42 MHz bandwidth per cell.

                              (B) In the event that the subscribers of Thrunet exceed or fall short of the foregoing criteria, Powercomm shall separately make additional frequency allocation or cell divisions (CMTS increase for Thrunet) or get back the frequency from January 1, 2003.

                              (C) However, Powercomm shall allow Thrunet to use the upstream bandwidth frequency (9.6 MHz ~
                                   12.8 MHz) that was used at the time of the effective date of transfer until December 31, 2002.

                         (2) Downstream Frequency: Powercomm shall allocate four 6MHz channels above 450 MHz bandwidth frequency. However, if one cell of downstream frequency (6MHz) exceeds 600 subscribers, the additional frequency allocation or cell division shall be implemented.

                    B. Thrunet shall complete the adjustment of bandwidth frequency within

                         2 months from the effective date of transfer in accordance with the allocation of frequency under Clause A above.

                    C. In the event that Thrunet requires a downstream bandwidth frequency to undertake additional services, including VOD and GOD, after the effective date of transfer for Thrunet, it shall have priority, however, that the usage fee for the HFC network following the additional services shall be separately agreed.

               3.   QUALITY STANDARDS AND OTHERS

                    A. Matters on quality requirements and others following the provision and use of the HFC network shall conform to the SLA provided to customers prior to the date of the transfer of the HFC network by Thrunet.

                    B. Detailed information on quality criteria and damage compensation shall be determined by agreement between the parties within one month from the effective date of transfer.

               4.   RELOCATION OF HEADEND

               In the event a party to this Agreement wishes to relocate a headend in which a transferred asset is located, due to the new construction of an independent headend, expiration of the term of a leased headend and other causes, relevant matters such as the relocation place, time and other matters shall be determined by agreement between the parties on the principle of good faith. In such event, the overall expenses required for the transfer and re-installment of facilities following the relocation of a headend, shall be paid by the owner or the party in possession for such facility.

               5.   LEASE OF HFC NETWORK OF OTHER COMPANIES

               During a term of 10 years from the date of entering into this Agreement, Thrunet shall not lease the HFC network of other companies in the areas where the transferred assets are located for so long as Thrunet is leasing and using the transferred assets from Powercomm, except if Thrunet is already leasing a network pursuant to an agreement executed with a third party prior to entering into this Agreement, and there is an inevitable expansion of such network within the same territory (including renewal of such agreement after entering into this Agreement).

               6.   TERMINATION OF THIS AGREEMENT

                    A. This Agreement may be terminated during the term of the Agreement by a party in the event that the other party is in breach of this Agreement without just cause, and does not take remedial action within one month from the time of receipt of the notification to cure the default.

                    B. In the event of a termination under Clause A of this Article, the terminating party shall give a notification one month prior to the termination.

                    C. The provision of Article 4 (Termination) of the Cable TV Network Service Agreement (March 25, 1999) for the provision of value-added services already entered into by the parties shall not be applicable under this Agreement.

               7.   VALIDITY OF AGREEMENT, etc.

                    A. This Agreement shall have priority over the Asset Transfer Agreement, and with respect to the matters not specified under this Agreement, the Asset Transfer Agreement, the Cable TV Network Service Agreement (March 25, 1999) entered into for the provision of value-added services, and the Agreement on Provision of HFC Network (January 19, 2001) shall apply to the extent that the terms and conditions of such agreements doe not amend, reduce, expand, contradict nor interfere with the content and scope of application of this Agreement, except for those matters that may not be applicable due to their nature.

                    B. This Agreement shall be valid from the date that the representatives of both parties affix their seals hereto.

                    C. To witness the entering of this Agreement, two copies of this Agreement shall be prepared and each party shall obtain and keep a copy.